                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                             (Amendment No. __) /*/

                             Audiomonster Online, Inc.
          -----------------------------------------------------------------
                                 (Name of Issuer)

                       Common Stock, par value $.001 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     050742105
          -----------------------------------------------------------------
                                   (CUSIP Number)

                              Corey Morrison, President
                               47 Mall Drive - Unit 5
                              Commack, New York  11725
                                  (631)864-1515
          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                  October 6, 2000
          -----------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 050742105
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Imojo, Inc.
          (Taxpayer ID No. 11-3511853 )
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF
                                    8,125,000
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                8,125,000
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                    8,125,000

-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.1%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO

-----------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock") of Audiomonster Online, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of October 10, 2000 there were 18,445,000 shares of Common Stock issued and outstanding.

     The address of the Issuer's principal executive office is 200-1311 Howe St., Vancouver, B.C. Canada V6Z2P3

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Imojo, Inc. ("Imojo"). Imojo is a Delaware corporation. Its principal place of business is 47 Mall Drive-Unit 5, Commack, New York 11725. Imojo is in the business of developing software application for the Internet. Information called for by Items 2 through 6 of this Schedule 13D, as applicable, with respect each director and executive officer of Imojo is attached hereto as Annex A.

     Imojo has not been convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors) during the last five years.

     During the last five years, Imojo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Under the Agreement and Plan of Merger attached as Exhibit A hereto, Imojo received Eight Million One Hundred Twenty Five Thousand (8,125,000) shares the ("Shares") of Common Stock of the Issuer pursuant to the merger of AMOL, Inc., a Delaware corporation wholly owned by the Issuer ("Amol") into Lockwave, Inc., a Delaware corporation wholly owned by Imojo ("Imojo") with Lockwave as the surviving entity. The Issuer received all of the issued and outstanding shares of Lockwave in exchange for 4,500,000 shares from the Issuer, 3,625,000 shares of the Issuer received from other shareholders of the Issuer and other cash consideration paid to Imojo.

ITEM 4.   PURPOSE OF TRANSACTION.

     Imojo acquired the Shares for general investment purposes. Other than the potential future sale of additional shares by the Issuer of its Common Stock to the public for cash or in privately-negotiated transactions with sophisticated or accredited investors, the Reporting Person does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4; however, pursuant to the Merger Agreement by and among the Issuer, Imojo, Lockwave, Inc. and Amol, the Board of Directors of the Issuer was fixed at two with one representative appointed by Imojo.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Imojo beneficially owns in the aggregate 8,125,000 shares of the Common Stock or 44.1% of the issued and outstanding shares of Common Stock.

     (b)  Imojo has the sole power to vote on 8,125,000 shares.

     (c) Other than its acquisition of the Shares in a single transaction, there have been no transactions in the Common Stock by Imojo during the past 60 days.

     (d) No persons, other than Imojo, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Shares acquired by Imojo.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship between Imojo and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit A hereto is a copy of the Agreement and Plan of Merger among the Issuer, Imojo, Lockwave and Amol dated as of September 25, 2000, pursuant to which Imojo acquired the Shares of the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: October 10, 2000
                     --

                                         IMOJO, INC.

            By:  /s/ Corey Morrison
              --------------------------------
                                         Name:     Corey Morrison
                                         Title:    President

                                       ANNEX A


Directors and Executive Officers of Imojo
---------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

     (a). Corey Morrison is the sole Director and President of Imojo.

     (b). His business address is 47 Mall Drive-Unit 5, Commack, NY 11725.

     (c). Corey Morrison is currently employed by Lockwave as its President. Lockwave is located at 47 Mall Drive-Unit 5, Commack, NY 11725.

     (d). Corey Morrison has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

     (e). During the last five years, Corey Morrison has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Corey Morrison is a citizen of the United States.

                                    EXHIBIT A

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                 LOCKWAVE, INC.,

                                  IMOJO, INC.,

                            AUDIOMONSTER ONLINE, INC.


                                       AND

                                    AMOL INC.

                            DATED: SEPTEMBER 25, 2000

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated September 25, 2000, is made and entered into by and among LOCKWAVE, INC., a Delaware corporation ("Lockwave"), IMOJO, INC., a Delaware corporation and the owner of all of the outstanding capital stock of Lockwave (the "Shareholder"), AUDIOMONSTER ONLINE, INC., a Nevada corporation ("Audiomonster"), and AMOL, INC., a Delaware corporation and wholly-owned subsidiary of Audiomonster ("AMOL").

                                   BACKGROUND

         WHEREAS, Lockwave's authorized capital consists of 10,000 shares of common stock, $.01 par value per share, and all of the issued and outstanding shares of the Common Stock (the "Shares") are owned by the Shareholder; and

         WHEREAS, Lockwave is engaged in the business of incorporating virtual storage and an MP3 player into one traveling web-based application targeting the MP3 generation (the "Business"); and

         WHEREAS, the respective Boards of Directors of Lockwave, Audiomonster and AMOL, have approved the merger of AMOL with and into Lockwave (the "Merger") with Lockwave being the surviving corporation, upon the terms and subject to the conditions more fully set forth herein.

         NOW, THEREFORE, and in consideration of the mutual promises and covenants set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                         THE MERGER AND RELATED MATTERS

         SECTION 1.1. THE MERGER. Subject to the terms and conditions of this Agreement, Articles of Merger duly executed and acknowledged shall be filed in the office of the Secretary of State of the State of Delaware on the Closing Date (as defined in Article IV) or as soon as practicable thereafter. The Merger shall become effective upon such filing (the "Effective Time"). At the Effective Time, AMOL shall be merged with and into Lockwave, and Lockwave shall continue as the surviving corporation under the laws of the State of Delaware (such continuing corporation sometimes hereinafter referred to as the "Surviving Corporation").

         SECTION 1.2. EFFECT OF MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the laws of the State of Delaware. Except as herein specifically set forth, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of Lockwave shall continue unaffected and unimpaired by the Merger and the corporate franchises, existence and rights of AMOL shall be merged with and into Lockwave, and Lockwave, as the Surviving Corporation, shall be fully vested therewith. At the Effective Time, the separate existence of AMOL shall cease and, in accordance with the terms of this Agreement, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public, as well as of a private, nature, and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, and all taxes, including those due and owing and those accrued, and all other choses in action, and all and every other interest of or belonging to or due to Lockwave and AMOL shall be taken and deemed to be transferred to, and vested in, the Surviving Corporation without further act or deed; and all property, rights and privileges, powers and franchises and all and every other interest shall be thereafter effectually the property of the Surviving Corporation as they were of Lockwave and AMOL. Except as otherwise provided herein, the Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of Lockwave and AMOL and any claim existing, or action or proceeding pending, by or against Lockwave or AMOL may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in their place. Neither the rights of creditors nor any liens upon the property of Lockwave or AMOL shall be impaired by the Merger, and all debts, liabilities and duties of Lockwave and AMOL shall attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by such Surviving Corporation.

         SECTION 1.3. ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION. The Articles of Incorporation of Lockwave, as in effect immediately prior to the Closing, shall be the Articles of Incorporation of the Surviving Corporation.

         SECTION 1.4. BY-LAWS OF THE SURVIVING CORPORATION. The By-Laws of Lockwave, as in effect immediately prior to the Closing, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law.

         SECTION 1.5. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. At the Effective Time, Paul Steo and Gregory Corcoran shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Articles of Incorporation and By-Laws of the Surviving Corporation, until the next annual shareholders' meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of Lockwave, subject to the applicable provisions of the Articles of Incorporation and By-Laws of the Surviving Corporation, shall be as designated by the Board of Directors of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

         SECTION 1.6. MANNER OF CONVERSION. As of the Effective Time:

                  (a) all of the Shares which are issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, automatically shall be deemed to represent the right to receive the Merger Consideration, as provided in
Section 1.7 hereof;

                  (b) all Shares which are held by Lockwave as treasury stock shall be canceled and retired and no consideration shall be delivered or paid in exchange therefore; and

                  (c) each share of the capital stock of AMOL shall be cancelled and in exchange therefore, 1,000 shares of Lockwave, Inc. shall be issued to Audiomonster.

         SECTION 1.7. MERGER CONSIDERATION. The consideration payable by Audiomonster to the Shareholder or its designees in connection with the Merger shall be (i) Three Million Dollars ($3,000,000) in cash (the "Cash Portion") ($100,000 of which has been previously paid to the Shareholder) and (ii) an aggregate of Four Million Five Hundred Thousand (4,500,000) shares of Audiomonster common stock (the "Share Portion" and together with the Cash Portion, the "Merger Consideration"). The Merger Consideration shall be payable or delivered to the Shareholder or its designees as follows:

                  (a) At the Closing, on the Closing Date, Audiomonster shall pay to the Shareholder or its designees by wire transfer of immediately available funds, to an account designated in writing by the Shareholder or its designees, One Hundred Fifty Thousand Dollars ($150,000). The remainder of the Cash Portion shall be payable to the Shareholder or its designees by wire transfer of immediately available funds to an account designated in writing as follows:

                         (i)   $500,000 on or before November 4, 2000;
                         (ii)  $750,000 on or before December 4, 2000;
                         (iii) $500,000 on or before January 4, 2001;
                         (iv)  $500,000 on or before February 4, 2001; and
                         (v)   $500,000 on or before March 4, 2001.

                  Any payment due on a day which is not a day in which banks are open for business in the United States will be due on the next business day.

                  (b) At the Closing, all of the outstanding shares of the Surviving Corporation (the "Escrowed Shares") shall be endorsed in blank by Audiomonster and placed in escrow with the escrow agent ("Escrow Agent") named in the Escrow Agreement between Audiomonster, AMOL and the Shareholder, substantially in the form attached hereto as EXHIBIT A (the "Escrow Agreement"). The Escrowed Shares shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement.

                  (c) No later than (45) days after the delivery to Audiomonster of any required audited financial statements of Lockwave, Audiomonster shall file a registration statement on Form SB-2 (or other applicable form) with the Securities and Exchange Commission ("SEC") relating to the resale of Two Million Five Hundred Thousand (2,500,000) shares of the Share Portion. In the event Audiomonster fails to file the registration required hereby in accordance with the time frame provided, Audiomonster shall issue to the Shareholder or its designees One Hundred Sixty Two Thousand Five Hundred (162,500) shares of common stock of Audiomonster per month until such time as the registration statement is filed with the SEC.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF LOCKWAVE AND
                                 THE SHAREHOLDER

         Lockwave and the Shareholder hereby make the following representations and warranties to AMOL and Audiomonster:

         SECTION 2.1. ORGANIZATION. Lockwave is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized to carry on the business presently conducted by it. All of the issued and outstanding shares of capital stock of Lockwave are owned by the Shareholder free and clear of all liens and encumbrances of any kind. The Shares represent all of the issued and outstanding shares, of all types or classes, of Lockwave and there are no outstanding options, warrants, convertible or exchangeable securities or other rights to purchase shares of capital stock of Lockwave.

         SECTION 2.2. PENDING CLAIMS.

                  (a) There is no litigation, suit, action, claim, arbitration, administrative or legal or other proceeding, or governmental investigation pending or, to Lockwave's or the Shareholder's knowledge threatened, against Lockwave relating to the Business and there are no unasserted claims possible of assertion involving the Business of which Lockwave has notice or knowledge;

                  (b) There are no audits by a governmental authority, claims for unpaid taxes of any kind, or other similar actions, proceedings or disputes pending or, to Lockwave's knowledge, threatened against or affecting the Business;

                  (c) There are no unpaid judgments of any kind against Lockwave or the Shareholder relating to the Business; and

                  (d) Neither Lockwave nor the Shareholder are charged with or, to either the Company's or the Shareholder's knowledge threatened, with a charge or violation or, to either Company's or the Shareholder's knowledge, is it under investigation with respect to any alleged violation of any provision of any federal, state, local or foreign law or administrative ruling or regulation relating to any aspect of the Business.

                  (e) To the best knowledge of Lockwave and the Shareholder, there are no liabilities or potential liabilities of Lockwave which in the aggregate exceed Fifty Thousand Dollars ($50,000).

         SECTION 2.3. TITLE TO ASSETS. Lockwave is the sole and exclusive owner of, and has good and marketable title to, all of its assets, rights, properties, claims, contracts and business of every kind, nature, character and description, tangible and intangible, personal, real or mixed, wherever located, wherever located, free and clear of all liens, mortgages, pledges, claims, encumbrances, security interests, covenants, easements, rights of way, equities, options, rights of first refusal, assessments, defects in title, encroachments, charges or any other burden of restriction of any kind or nature (collectively, "Liens"); and (b) no other person, firm or corporation has or will have on the Closing Date any interest whatsoever in any of such assets. The assets of Lockwave are identified on Schedule 2.3 hereof (the "Assets").

         SECTION 2.4. NO BREACH OR VIOLATION. The execution, delivery and performance of this Agreement and any other agreements contemplated hereby between the parties hereto by Lockwave and the consummation of the transactions contemplated by this Agreement or any other agreements contemplated hereby will not (a) result in or constitute a breach or an event that, with notice or lapse of time or both, would be a default, breach or other violation of the articles of incorporation, bylaws of Lockwave; (b) violate (with or without the giving of notice or the lapse of time or both), or require any consent, approval, filing or notice under, any provision of any law, rule or regulation, court or administrative order, writ, judgment or decree applicable to Lockwave, the Business or any of the Assets, and (c) with or without the giving of notice or the lapse of time or both (i) violate or conflict with, or result in the breach, suspension or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of any of Lockwave under, or (ii) result in the creation of any Liens upon all or any portion of the properties, assets (including the Assets) or the Business pursuant to, the articles of incorporation or bylaws of Lockwave, or any indenture, mortgage, deed of trust, lease, agreement, contract or instrument to which Lockwave is a party or by which Lockwave, its Assets or business is bound.

         SECTION 2.5. CORPORATE DOCUMENTS. Lockwave has furnished to Audiomonster for its examination true and correct copies of the articles of incorporation, bylaws and minute books of Lockwave.

         SECTION 2.6. CONDUCT OF BUSINESS. From the date of this Agreement until full payment of the Cash Portion, Lockwave shall operate the Business in the ordinary course and in a commercially reasonable manner and will make all reasonably necessary efforts to preserve intact the Business, its relationships with third parties, all memberships, if any, that it presently holds, the goodwill it has accrued and the services, to the extent practicable, of its existing officers, employees, and directors.

                                   ARTICLE III
            AUDIOMONSTER'S AND AMOL'S REPRESENTATIONS AND WARRANTIES

         Audiomonster and AMOL each represent and warrant to Lockwave and the Shareholder, their respective successors and assigns, that:

         SECTION 3.1. ORGANIZATION. Audiomonster is a corporation duly organized, existing and in good standing under the laws of the State of Nevada, and is not presently and has not since its incorporation been the subject of any governmental or quasi-governmental inquiry or review which would materially adversely effect its business or operations, nor to the knowledge of Audiomonster, is any such inquiry or review pending or threatened. AMOL is a corporation duly organized, existing and in good standing under the laws of the State of Delaware.

         SECTION 3.2. AUTHORITY. Each of Audiomonster and AMOL have taken all necessary corporate action on its part as may be required under the laws of the jurisdiction of organization and under its charter documents to authorize the execution, delivery and carrying out of this Agreement on behalf of Audiomonster and AMOL, respectively.

         SECTION 3.3. AUTHORITY AND ENFORCEABILITY. Audiomonster and AMOL each have the full right, power, legal capacity and authority to enter into and perform their respective obligations under this Agreement. The execution, delivery and performance by Audiomonster and AMOL of this

Agreement and any other agreements contemplated hereby and the consummation by them of the transactions contemplated hereby and thereby have been duly authorized by Audiomonster as the sole shareholder of AMOL and by the Board of Directors of Audiomonster. No other corporate or stockholder action is necessary for the authorization, execution, delivery and performance by Audiomonster and AMOL of this Agreement and any other agreements between the parties contemplated hereby and the consummation by Audiomonster and AMOL of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Audiomonster and AMOL and constitutes a valid and legally binding obligation of Audiomonster and AMOL, enforceable against each of them in accordance with the terms hereof.

         SECTION 3.4. NO BREACH OR VIOLATION. The execution, delivery and performance of this Agreement and any other agreements contemplated hereby between the parties hereto by Audiomonster and AMOL and the consummation of the transactions contemplated by this Agreement or any other agreements contemplated hereby will not (a) result in or constitute a breach or an event that, with notice or lapse of time or both, would be a default, breach or other violation of the articles of incorporation or bylaws of Audiomonster or AMOL; (b) violate (with or without the giving of notice or the lapse of time or both), or require any consent, approval, filing or notice under, any provision of any law, rule or regulation, court or administrative order, writ, judgment or decree applicable to Audiomonster or AMOL; and (c) with or without the giving of notice or the lapse of time or both violate or conflict with, or result in the breach, suspension or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of any obligations of Audiomonster or AMOL.

         SECTION 3.5. CAPITALIZATION. As of the date hereof, the authorized capital stock of Audiomonster consists of Fifty Million (50,000,000) shares of Common Stock, par value $.001 per share (the "COMMON STOCK"), of which 13,805,000 shares of Common Stock have been validly issued and outstanding, fully paid and nonassessable (excluding the Share Portion of the Merger Consideration). The Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities, or any interest therein or to pay any dividend or to make any other distribution in respect thereof. Except for this Agreement, there are no voting trusts or agreements, shareholder agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of Audiomonster (whether or not Audiomonster is a party thereto). All of the outstanding securities of Audiomonster were issued in compliance with all applicable Federal and state securities laws. Audiomonster holds no shares of capital stock in its treasury.

         SECTION 3.6. LIABILITIES. To the best knowledge of Audiomonster, there are no liabilities or potential liabilities of Audiomonster that are not included in the financial statements of Audiomonster dated as of June 30, 2000 which in the aggregate exceed Fifty Thousand Dollars ($50,000). The parties hereto acknowledge that there are $1,655,000 in convertible debentures which are expected, on or immediately after Closing, to be converted to 1,655,000 shares of common stock of Audiomonster. The parties acknowledge that these shares of common stock are not included in Section 3.5 above.

         SECTION 3.7. Each of the documents filed by Audiomonster with the SEC (including all financial statements included therein) (the "SEC Filings") at the time of filing thereof conformed with the requirements of the Securities Act of 1933, as amended and the Rules and Regulations promulgated thereto, and none of the SEC Filings at the time of filing thereof contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein and necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV
                                  THE CLOSING

         The closing ("Closing") of the Merger and any other transactions contemplated by this Agreement shall take place at the law offices of Westerman Shapiro, Draghi & Miller, LLP, 600 Old Country Road, Suite 500, Garden City, New York 11530 at 9:00 a.m., on September 25, 2000, or at such other place and time and on such other date, as the parties may agree upon in writing ("Closing Date").

                                    ARTICLE V
                              CONDITIONS TO CLOSING

         The obligations of Lockwave and the Shareholder to engage in the transactions contemplated by this Agreement are subject to the fulfillment to the satisfaction of Lockwave and the Shareholder, prior to or at the Closing Date, of the following condition:

                                     ARTICLE V
                              CONDITIONS TO CLOSING

         The obligations of Lockwave and the Shareholder to engage in the transactions contemplated by this Agreement are subject to the fulfillment to the satisfaction of Lockwave and the Shareholder, prior to or at the Closing Date, of the following condition:

         (a) Audiomonster shall deliver or cause to be delivered Three Million Six Hundred Twenty-Five Thousand (3,625,000) shares of Audiomonster common stock to the Shareholder or its designees. All such shares shall be subject to "demand" registration rights exercisable by the Shareholder or its designees and their respective assigns at any time after the Closing Date and "piggyback" registration rights in accordance with the registration rights agreement between Audiomonster and the Shareholder substantially in the form attached hereto as EXHIBIT B (the "Registration Rights Agreement").

                                   ARTICLE VI
                     POST CLOSING COVENANTS OF AUDIOMONSTER

         Immediately following the Closing or as soon thereafter as is reasonably practicable, Audiomonster shall take all steps necessary to ensure that it Board of Directors is comprised of Paul Steo and Gregory Corcoran, each of such directors to hold office, subject to the applicable provisions of the Articles of Incorporation and By-Laws of Audiomonster until the next annual shareholders' meeting of Audiomonster and until their respective successors shall be duly elected or appointed and qualified.

                                   ARTICLE VII
             OBLIGATIONS OF LOCKWAVE AND THE SHAREHOLDER AT CLOSING

         At the Closing, Lockwave or the Shareholder (as the case may be) shall deliver or cause to be delivered to Audiomonster the following in a form and substance reasonably satisfactory to Audiomonster:

         SECTION 7.1. DELIVERIES. Imojo or Lockwave shall execute, acknowledge, deliver and cause to be executed, acknowledged and delivered to
Audiomonster:

                  (a) Stock certificates for all of the Shares duly endorsed for transfer or accompanied by duly executed stock powers executed in blank;

                  (b) A Certificate of Merger;

                  (c) The Escrow Agreement; and

                  (d) The Registration Rights Agreement.

         SECTION 7.2. CORPORATE GOOD STANDING AND CORPORATE RESOLUTION. Lockwave shall deliver to Audiomonster a Certificate of Good Standing from the Secretary of State of Delaware for Lockwave, together with a certified copy of the resolutions of the Board of Directors of Lockwave and the Shareholder, authorizing the execution, delivery and consummation of this Agreement and the execution, delivery and consummation of all other agreements and documents executed in connection herewith.


                                  ARTICLE VIII
                 OBLIGATIONS OF AMOL AND AUDIOMONSTER AT CLOSING

         At Closing, AMOL or Audiomonster (as the case may be) shall deliver or cause to be delivered to the Shareholder the following in a form and substance reasonably satisfactory to the Shareholder:

         SECTION 8.1. MERGER CONSIDERATION. Audiomonster shall deliver to the Shareholder or its designees cash or other immediately available funds in the aggregate amount of the Cash Portion specified herein, the Share Portion to be transferred to the Shareholder or its designees, and shall deliver to the Escrow Agent the Escrowed Shares as specified herein.

         SECTION 8.2. AMOL and/or Audiomonster shall execute, acknowledge, deliver and cause to be executed, acknowledged and delivered to Audiomonster:

                  (a) A Certificate of Merger;

                  (b) The Escrow Agreement; and

                  (c) The Registration Rights Agreement.

         SECTION 8.3. CORPORATE GOOD STANDING AND CERTIFIED BOARD RESOLUTIONS. AMOL and Audiomonster shall deliver to Lockwave a Certificate of Good Standing from the Secretary of the State of Delaware for AMOL and Nevada for Audiomonster and a certified copy of the resolutions of the Boards of Directors of AMOL and Audiomonster approving this Agreement and consummation of the transactions contemplated hereby.

                                   ARTICLE IX
                                  MISCELLANEOUS

         SECTION 9.1. EXPENSES. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

         SECTION 9.2. REFERENCES TO DOLLAR AMOUNTS. All references in this Agreement to dollar amounts shall be deemed to mean United States dollars unless specifically indicated otherwise.

         SECTION 9.3. HEADINGS. The subject headings of the sections, paragraphs and subparagraphs of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

         SECTION 9.4. ENTIRE AGREEMENT, MODIFICATION AND WAIVER. This Agreement, together with the agreements referenced herein or contemplated hereby, constitute the entire agreement between the parties pertaining to its subject matter and supersede all prior and contemporaneous agreements, representations and understandings of the parties. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         SECTION 9.5. COUNTERPARTS. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 9.6. RIGHTS OF PARTIES. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

         SECTION 9.7. ASSIGNMENT. Neither AMOL nor Audiomonster shall assign this Agreement to any person other than an Affiliate or successor without the prior written consent of Imojo. Subject to the previous sentence, this Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors and permitted assigns. The Shareholder shall be free to assign its right to receive payments under Section 1.7 to any party upon delivery of written notice thereof to Audiomonster not less than two (2) days prior to the Closing Date; provided however, that the Shareholder may not assign any other right, or delegate any obligation hereunder, without the prior written consent of Audiomonster. Any assignment or attempted assignment in violation of the provisions of this Section 9.7 shall be void.

         SECTION 9.8. REMEDIES. Each party's obligation under this Agreement is unique. If any party should default in its obligations under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nondefaulting party, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate.

         SECTION 9.9. EFFECT OF CERTAIN ACTIONS. No action taken pursuant to or related to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, condition or agreement contained herein.

         SECTION 9.10. NOTICES. All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party (including without limitation service by overnight courier service) to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, at the address set forth below, or on the date of service if delivered by facsimile to the facsimile number set forth below which facsimile is confirmed within three days by deposit of a copy of such notice in first class mail, registered or certified, postage prepaid at the address set forth below. Any party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set forth above.

         If to Lockwave or                47 Mall Drive
         to Shareholder:                  Unit 5
                                          Commack, NY 11725
                                          Attn: Mr. Corey Morrison

         with a copy to:                  Westerman Shapiro Draghi & Miller, LLP
                                          600 Old Country Road
                                          Suite 500
                                          Garden City, NY 11530
                                          Attn: Alan C. Ederer, Esq.

         If  to  Audiomonster  or         Suite 200
         to AMOL:                         1311 Howe Street
                                          Vancouver, B.C.
                                          Canada V6Z 2P3

         With copies to:                  Audiomonster Online, Inc.
                                          Suite 200, 311 Howe Street
                                          Vancouver, B.C.
                                          Attn:  Mr. Gregory Corcoran
                                          Tel. No.:  (604) 691-1765
                                          Fax No.:   (604 608-4722

         SECTION 9.11. SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

         SECTION 9.12. DEFINITION OF AFFILIATE. As used in this Agreement the term "Affiliate" as to any person, means any other person, that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person.

         SECTION 9.13. GOVERNING LAW; VENUE. This Agreement shall be construed in accordance with, and governed by, the laws of the State of New York as applied to contracts that are executed and performed entirely in New York. The parties hereby agree that any action, suit, arbitration or other proceeding arising out of or related to this Agreement shall be brought, maintained and conducted only in New York, and each party hereby irrevocably consents and submits to the personal jurisdiction of and venue in the United States District Court for the Eastern District of New York and the New York State Courts in any such proceeding.

         SECTION 9.14. LEGAL FEES. In the event any legal action or proceeding is instituted to enforce or interpret any of the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees.

         SECTION 9.15. SCHEDULES AND EXHIBITS. The Schedules and Exhibits attached to this Agreement are a part hereof as if fully set forth herein.

         SECTION 9.16. TIME OF ESSENCE. Time is of the essence for each and every provision of this Agreement where time is a factor.

                                  SCHEDULE 2.4
                         TO AGREEMENT AND PLAN OF MERGER

Front and back end code (including tracking and database software) comprising Lockwave.com

Trademark Application Filed on September 6, 2000 with U.S. Patent and Trademark Office - Serial No. 761 122,879

Domain names:
         Lockwave.com
         Lockwave.net
         Lockwave.org
         Lockwave.ws
Any international domain names referred to "Lockwave" owned by the Company

Northern Light and Trust(e) Agreements

         IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the day and year first set forth above.

                                 LOCKWAVE, INC.


                                 BY:  /s/ Corey Morrison
                                    --------------------------
                                    TITLE: CEO


                                 IMOJO, INC.


                                 BY:  /s/ Corey Morrison
                                    --------------------------
                                     TITLE: CEO


                                 AUDIOMONSTER ONLINE, INC.



                                 BY: /s/ MLG
                                    --------------------------
                                      TITLE: President


                                 AMOL INC.


                                 BY: /s/ MLG
                                    --------------------------
                                      TITLE: President